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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-67449

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   January 1, 2009   AND ENDING   December 31, 2009
                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Delaney Equity Group, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5090 PGA Blvd., Suite 316
(No. and Street)

Palm Beach Gardens	Florida	33418
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID C. DELANEY   561-202-6016
                                               (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff, P. A.
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __David C. Delaney__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or __Delaney Equity Group, LLC.__ , as of __December__ __31__ __2009__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

LINDA C. GOLDIN
MY COMMISSION # DD 806094
EXPIRES: July 14, 2012
Bonded Thru Notary Public Underwriters

_____
Signature

_____
President
Title

_____
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELANEY EQUITY GROUP, LLC
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS



LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

Report of Independent Certified Public Accountants

Member
Delaney Equity Group, LLC

We have audited the accompanying statement of financial condition of Delaney Equity Group, LLC as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaney Equity Group, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland; Rotroff, P.A.

February 17, 2010

919 WEST STATE ROAD 436 ▶ SUITE 300 ▶ ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ▶ FAX 407.774.6199 ▶ IN LAKE COUNTY 352.383.5552

Member of American Institute & Florida Institute of Certified Public Accountants & CPA USA Network

DELANEY EQUITY GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2009

ASSETS

Current assets

Cash	$	489,428
Due from clearing broker		170,487
Other receivables		15,000
Securities owned, not yet sold, at market value		236,378
Prepaid expenses		1,405
Deposits		6,162
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $4,761		4,084
Total Assets		922,944

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Due to clearing broker	$	390,005
Commissions payable		8,712
Accounts payable and accrued expenses		73,618
Securities sold, not yet purchased, at market value		14,588
Interest Payable		20,833
Subordinated borrowings		325,000
		832,756
Members' Equity		90,188
Total Liabilities and Member's Equity	$	922,944

The accompanying notes are an integral part of these financial statements.

DELANEY EQUITY GROUP, LLC
STATEMENT OF FINANCIAL INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES

Agency commissions	$	326,804
Fees		57,400
Principal transactions		914,550
Other income		1,437
Total revenues		1,300,191

EXPENSES

Compensation and benefits	377,694
Floor brokerage, exchange, and clearance fees	508,338
Interest expense	54,578
Office & occupancy	53,346
Quotations and research	43,525
Professional fees	14,930
Dues and subscriptions	33,199
Licenses & registrations	10,964
Communication and data processing	14,265
Depreciation	2,407
Other operating costs	16,373
Total expenses	1,129,619

NET INCOME	$	170,572

DELANEY EQUITY GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Member Contributions		Accumulated Earnings		Member's Equity	
Balance at January 1, 2009	$	36,000	$	63,949	$	99,949
Member distributions		-		(180,333)		(180,333)
Net income		-		170,572		170,572
Balance at Decembers 31, 2009	$	36,000	$	54,188	$	90,188

The accompanying notes are an integral part of these financial statements.

DELANEY EQUITY GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:

Net income	$ 170,572

Adjustments to reconcile net income to net cash
provided by operating activities:

Depreciation	2,407
Change in Assets and Liabilities:	
Due from clearing broker	298,648
Marketable securities	(114,383)
Prepaid expenses	2,539
Due to clearing broker	(198,742)
Other assets	(1,628)
Accounts payable & accrued expenses	24,745
Commissions payable	(57,691)
Securities sold, not yet purchased	404,593
Net cash provided by operating activities	531,060

Cash Flows From Financing Activities:

Interest accrual on subordinated loans notes payable	8,333
Member distributions	(180,333)
Net cash provided by financing activities	(172,000)

Net increase in cash	359,060

Cash & cash equivalents - beginning of year	130,368
Cash & cash equivalents - end of year	$ 489,428

Supplemental Cash Flows Disclosures

Cash paid for interest	$ 38,565
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Delaney Equity Group, LLC. (the "Company") was incorporated as a limited liability company pursuant to the laws of the state of Florida on March 14, 2006. The Company was approved to conduct business as a broker-dealer on May 25, 2007 and is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulation Authority ("FINRA").

The Company's primary sources of revenue are agency transactions, principal trading and market making in over-the counter equities. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully disclosed basis through Penson Financial Services, Inc. ("Penson"). Penson provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Marketable Securities

Marketable securities are valued at market value. Securities not readily marketable (if any) are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in the statement of income. See Footnote 4 for further discussion.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Fair Value of Financial Instruments

Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Statement of Comprehensive Income

A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income to the period presented herein.

3. TRANSACTIONS WITH CLEARING BROKER

The Company has a clearing agreement with one principal clearing broker, Penson. The clearing and depository operations for the Company's securities transactions are provided by Penson pursuant to a clearing agreement. At December 31, 2009, cash held in the clearing deposit account was $321,449. This amount is partially restricted in an amount equal to the market value of marketable securities sold, not yet purchased ($14,588), and $250,000, the minimum deposit required by the Company's clearing broker.

Due from the clearing broker includes commissions earned as an introducing broker for the transactions of its customers and net principal trading gains totaling ($170,487). Due to clearing broker represents amounts owed to the clearing broker including the cost basis of securities inventory purchased and held at the clearing broker ($390,005). The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

4. FAIR VALUE MEASUREMENTS

The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

		Fair Value Measurement at Reporting Date Using Description		
	12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned	$ 236,378	$ 236,378	$ -	$ -
Liabilities:				
Securities sold	$ 14,588	$ 14,588	$ -	$ -
Subordinated borrowings	325,000	-	-	325,000
	$ 339,588	$ 14,588	$ -	$ 325,000

With regard to the level 3 liabilities there was no change in the beginning and ending balances during the year ended December 31, 2009. However, $36,500 was recorded as interest expense on the balances.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's clearing agreement expired during June 2009, but has continued in place and either party may cancel the agreement by giving 45 days prior written notice. The clearing agreement requires the Company to maintain a $250,000 clearing deposit and provides for minimum monthly clearing charges of $5,000. The company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer and proprietary accounts introduced by the Company.

The Company currently leases various licenses and other intangible products to provide access to trading platforms and other communications and data processing portals and market quotes. The lease agreements are primarily for a two year term and automatically renew for additional two year terms.

5. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company is obligated under a non-cancelable operating lease for approximately 1,138 square feet of office space in Palm Beach Gardens, Florida that expires on June 5, 2010. The future minimum annual rental payments for the non-cancelable lease are approximately:

2010	$ 17,027
	$ 17,027

Certain leases contain renewal options and escalation clauses. Rent expense for 2009 aggregated to $46,351 and is included in the office & occupancy line item on the statement of operations.

6. RELATED PARTY TRANSACTIONS

As discussed in Note 9, the Company has two approved subordinated loans from related parties. During 2009, interest expense accrued was $36,500 and $20,833 was payable at December 31, 2009. During 2009, David Delaney, the sole owner of the Company, and a family member registered with the Company, were paid $152,000 and $169,262 respectively.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $296,642, which was $196,642 in excess of its minimum required net capital of $100,000 pursuant SEC Rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital was 1.10 to1, based on aggregate indebtedness of $325,985 as of December 31, 2009.

8. INCOME TAXES

The Company is classified as a single-member LLC and, as such, is disregarded as an entity separate from its owners for income tax purposes, pursuant to Section 7701 of the Code. As such, all taxable income or loss flows through to the managing member. Accordingly, no income tax expense or liability is provided for in the accompanying financial statements.

9. SUBORDINATED LOANS

The Company owes two subordinated loans to two related parties. The first loan in the amount of $125,000 is due to David Delaney, the sole member of the Company. Under the terms of this loan, $25,000 of the interest payable on the loan is treated as additional subordinated debt. The second loan for $200,000 is due to an immediate family member of David Delaney and provides for monthly interest payments. Both loans are unsecured and have been approved by FINRA. The subordinated

9. SUBORDINATED LOANS (continued)

borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The borrowings under subordinated agreements as of December 31, 2009 are as follows:

Amount	Interest Rate	Effective Date	Maturity Date
$ 200,000	12.00 %	05/25/2007	05/25/2011
125,000	10.00 %	05/25/2007	05/31/2013
325,000			
20,833	Accrued interest payable classified as subordinated debt		
$ 343,833			

10. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments with Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2009.

In the normal course of business, the Company's customer securities activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligation, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

10. CONCENTRATIONS AND CREDIT RISKS (continued)

Concentration of Credit Risk

The Company is engaged in various trading, and brokerage activities in which counter-parties include broker-dealers, individuals, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

11. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 17, 2010, the date the financial statements were available to be issued.

DELANEY EQUITY GROUP, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 &
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17A-(D)(4)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2009

Member's Equity:		$	90,188
Subordinated borrowings allowable in computation of net capital			345,833
Total net capital and allowable subordinated borrowings			436,021

Deductions and/or Charges			
Non-allowable assets:			
Placement agent fee receivable	6,874		
Deposits	6,162		
Furniture, equipment, and leasehold improvements	4,084		
Prepaid expenses	1,405		18,525
Blockage:			
Trading and investment securities			90,029
Net Capital before haircuts on securities positions			327,467
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)			30,825
Net Capital		$	296,642

Aggregate Indebtedness			
Items included in the Statement of Financial Condition			
Accounts payable and accrued expenses			73,617
Commissions payable			8,712
Due to clearing broker, net			243,656
Total Aggregate Indebtedness		$	325,985

Computation of Basic Net Capital Requirement			
The greater of:			
Minimum net capital required	100,000		
6.67% of total aggregate indebtedness	21,743		
Net Capital Requirement			100,000
Net Capital			296,642
Excess Net Capital		$	196,642
Aggregate Indebtedness to Net Capital			109.89%

Net capital, per page 9-10 of the December 31, 2009, unaudited Focus Report, as filed.		$	296,642
Net capital, per December 31, 2009, audited report, as filed.		$	296,642

The accompanying notes are an integral part of these financial statements.

DELANEY EQUITY GROUP, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

Subordinated borrowings at January 1, 2009	$ 325,000
Increases:	
Accrued interest payable considered as additional subordinated	
capital for computing net capital	20,833
Subordinated borrowings at December 31, 2009	$ 345,833

The accompanying notes are an integral part of these financial statements.

The Company operates pursuant to the (K)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.



LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Shareholder
Delaney Equity Group, LLC

In planning and performing our audit of the financial statements of Delaney Equity Group, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

919 WEST STATE ROAD 436 ▶ SUITE 300 ▶ ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ▶ FAX 407.774.6199 ▶ IN LAKE COUNTY 352.383.5552

Member of American Institute & Florida Institute of Certified Public Accountants & CPA USA Network

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2010



LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Delaney Equity Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period April 1, 2009 to December 31, 2009, which were agreed to by Delaney Equity Group, LLC and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Delaney Equity Group, LLC's compliance with the applicable instructions of Form SIPC-7T. Delaney Equity Group, LLC's management is responsible for Delaney Equity Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with cash disbursement entries recorded in the general ledger and bank account reconciliations for the year ended December 31, 2009, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 with the amounts reported on SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lashley, Seland & Rotroff, P.A.

February 17, 2010

919 WEST STATE ROAD 436 ▶ SUITE 300 ▶ ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ▶ FAX 407.774.6199 ▶ IN LAKE COUNTY 352.383.5552

Member of American Institute & Florida Institute of Certified Public Accountants & CPA USA Network

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067449   FINRA   DEC
DELANEY EQUITY GROUP LLC   12*12
5090 PGA BLVD STE 316
PALM BEACH GARDENS FL 33418-3957

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [Item 2e from page 2 (not less than $150 minimum)] $ 1,655.00

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (572.00)

      _____
      Date Paid

   C. Less prior overpayment applied   (1,083.00)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see Instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,083.00

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,083.00

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Delaney Equity Group, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 19 day of February, 20 10   President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending _l2/31_, 20_09_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 840,818.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts. 34,335.00

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining Item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 34,335.00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 209,611.00

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(.) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3405.00

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) 3,405.00

Total deductions 213,016.00

2d. SIPC Net Operating Revenues $ 662,137.00

2e. General Assessment @ .0025 $ 1,655.03
(to page 1 but not less than $150 minimum)

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